January 29, 2010

Via Edgar

J. Nolan McWilliams
Attorney-Adviser
Securities and Exchange Commission
100 F Street NE, Mail Stop 3561
Washington, DC 20549

Re:	Buffalo Wild Wings, Inc.
Form 10-K for fiscal year ended December 28, 2008
Filed February 27, 2009

Preliminary Proxy on Schedule 14A
Filed March 30, 2009
File No. 000-24743

Dear Attorney McWilliams:

We have received your comment letter dated December 31, 2009 in connection with your review of the Form 10-K for the fiscal year ended December 28, 2008 and Preliminary Proxy on Schedule 14A filed by Buffalo Wild Wings, Inc. (the “Company”). To assist you in your review, we have repeated the full text of the Staff’s comments in italics, with our responses immediately following.

Form 10-K for the fiscal year ended December 28, 2008

Item 1 A. Risk Factors, page 9

1.	In future filings, please revise the introductory paragraph to clarify that all material risks have been discussed.

Response:   In future filings, Buffalo Wild Wings will revise the introductory paragraph to the Risk Factors section to clarify that all material risks have been discussed.

Preliminary Proxy on Schedule 14A

Compensation Discussion and Analysis

Annual Cash Incentive Compensation, page 13

2.
We note your disclosure that you believe disclosure of revenue, net income, and other operating targets would cause competitive harm. Please provide us with a detailed analysis in support of your conclusion that disclosure of these targets would result in competitive harm. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. See Instruction 4 to Item 402(b) of Regulation S-K.

Letter to J. Nolan McWilliams, SEC	Page 2	01.29.10

Response:   In future filings, Buffalo Wild Wings will expand the discussion in the Compensation Discussion and Analysis to include a more complete discussion of the Company performance objectives used in determining the compensation earned by the named executive officers for the most recently completed fiscal year.  Specifically, to the extent such Company performance objectives do not involve information the disclosure of which would cause competitive harm within the meaning of Instruction 4 to Item 402(b) of Regulation S-K (such non-confidential information including financial measures or other information that has been publicly disclosed or is readily derived from publicly disclosed information), the Company will disclose both the quantitative objectives and how the Company’s actual performance compared to such objectives for the previous year.  The Compensation Discussion and Analysis in the Company’s upcoming proxy statement will specifically identify both such quantitative performance objectives and the Company’s actual performance compared to such objectives.

3.
Please confirm that in future filings you will discuss in greater detail the personal objectives that your named executive officers must meet to earn that portion of their bonus. Please note that qualitative measures generally need to be presented to conform to the requirements of Item 402(b)(2)(v) of Regulation S-K.

Response:  In future filings, Buffalo Wild Wings will discuss in greater detail the personal objectives that its named executive officers must meet in order to earn that portion of their bonus.

If you have any questions or comments, please feel free to contact me at 952.540.2203.

Very truly yours,

/s/ Mary J. Twinem

Mary J. Twinem
Executive Vice President and Chief Financial Officer

MJT/seg
cc:  Securities and Exchange Commission